UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 5

Under the Securities Exchange Act of 1934

Color Star Technology Co., Ltd.

(Name of Issuer)

Ordinary Shares, $.001 par value

(Title of Class of Securities)

G2287A100

(CUSIP Number)

c/o Color Star Technology Co., Ltd.

800 3rd Ave, Suite 2800

New York NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Hou Sing International Business Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: N/A
	8	SHARED VOTING POWER: 23,995,395
	9	SOLE DISPOSITIVE POWER: N/A
	10	SHARED DISPOSITIVE POWER: 23,995,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,995,395
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Percentage is calculated based on 146,036,552 ordinary shares outstanding as of January 21, 2022.

1	NAMES OF REPORTING PERSONS: Hilton Gaea(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Vanuatu
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: ☐
	8	SHARED VOTING POWER: 23,995,395
	9	SOLE DISPOSITIVE POWER: ☐
	10	SHARED DISPOSITIVE POWER: 23,995,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(2)	Hilton Gaea is the director of Hou Sing International Business Limited (“Hou Sing”). She is deemed as a beneficial owner of the shares owned by Hou Sing.
(3)	Percentage is calculated based on 146,036,552 ordinary shares outstanding as of January 21, 2022.

EXPLANATORY NOTE

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 30, 2021, as amended (the “Prior Filing”). The Amendment of the Prior Filing, as amended, is being filed to include the information set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior Filing, as amended. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Prior Filing, as amended.

The purpose of this filing is to reflect the Reporting Persons’ acquisition of 16,000,000 shares on January 21, 2022 from the issuer, Color Star Technology Co., Ltd. (the “Issuer”), pursuant to the Stock Purchase Agreement dated January 21, 2022.

The Prior Filing is hereby amended and restated in its entirety as follows:

Item 1.	Security and Issuer.

This Amendment relates to the common stock, par value $0.001 per share of Color Star Technology Co., Ltd., a Cayman Islands company whose principal executive office is located at 7 World Trade Center, Suite 4621, New York, NY 10007.

Item 2.	Identity and Background.

This Amendment is being jointly filed by following persons (collectively, the “Reporting Persons”):

(i)	Hou Sing International Business Limited (“Hou Sing”) a limited company incorporated in Hong Kong, with the business address at c/o Color Star Technology Co., Ltd., 7 World Trade Center, Suite 4621, New York, NY 10007.

(ii)	Hilton Gaea, is a citizen of Vanuatu with the address at 375/11B St. AL Barshaa Third, Dubai, United Arab Emirates. Hilton Gaea is the sole director of Hou Sing.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 21, 2022, Hou Sing purchased from the Issuer 16,000,000 ordinary shares, par value $0.001 per share, pursuant to certain securities purchase agreement by and between Hou Sing and the Issuer dated January 21, 2022, in exchange for consideration of $16,000,000. Funds for the consideration were derived from available working capital of Hou Sing.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares for investment purposes in the belief that the shares represent an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Person’s economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Act.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of shares as reported in this Amendment, no actions in the ordinary shares of the Issuer were effected during the past sixty (60) days by the Reporting Persons.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

99.1	Stock Purchase Agreement, dated January 21, 2022, by and between Hou Sing International Business Limited and the Issuer

99.2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: January 28, 2022

Hou Sing International Business Limited

By:	/s/ Hilton Gaea
Name:	Hilton Gaea
Title:	Director

Hilton Gaea

By:	/s/ Hilton Gaea